Exhibit 99.1

P R E S S  R E L E A S E

Immatics Announces Proposed Public Offering

Houston, Texas and Tuebingen, Germany, January 17, 2024 – Immatics N.V. (NASDAQ: IMTX, “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell-redirecting cancer immunotherapies, announced today the commencement of an underwritten public offering of its ordinary shares. The offering is subject to market conditions and other factors, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

Jefferies, BofA Securities and Leerink Partners are acting as joint book-running managers for the offering.

A registration statement relating to the securities has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective on August 9, 2021. The offering will be made only by means of a prospectus supplement and accompanying prospectus. A preliminary prospectus supplement related to the offering has been filed with the SEC and is available free of charge by visiting EDGAR on the SEC’s website at www.sec.gov. Copies of the preliminary prospectus supplement and the accompanying prospectus relating to the offering may be obtained free of charge from

•	Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, telephone: (877) 821-7388, email: Prospectus_Department@Jefferies.com;

•	BofA Securities, Attention: Prospectus Department, NC1-022-02-25, 201 North Tryon Street, Charlotte, NC 28255-0001, telephone: (800) 294-1322, email: dg.prospectus_requests@bofa.com;

•	Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, telephone: (800) 808-7525, ext. 6105, email: syndicate@leerink.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

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About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements, including statements regarding the proposed securities offering. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in filings with the SEC. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Immatics undertakes no duty to update these forward-looking statements.

For more information, please contact:

Media
Trophic Communications
Phone: +49 171 3512733
immatics@trophic.eu

Investor Relations
Sabrina Schecher, Ph.D.
Senior Director, Investor Relations
Phone: +49 89 262002433
InvestorRelations@immatics.com

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